SOUTHCOAST
COMMUNITY BANK

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

SOUTHCOAST FINANCIAL CORPORATION

2003

ANNUAL REPORT

SOUTHCOAST FINANCIAL CORPORATION

Table of Contents

SOUTHCOAST FINANCIAL CORPORATION

Forward Looking Statements

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, and adequacy of the allowance for loan losses, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

The Business of Southcoast Financial Corporation

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 under the laws of South Carolina for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). The Company was owner of all of the outstanding capital stock of the Bank. The Company has no employees.

The Bank is a South Carolina state bank incorporated in June 1998, which commenced operations as a commercial bank in July 1998. The Bank operates from its offices in Mt. Pleasant, Charleston, Moncks Corner, Johns Island, and Summerville, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant; a second Mt. Pleasant office is located at 602 Coleman Boulevard; the Charleston office is located at 802 Savannah Highway in Charleston; South Carolina; the Moncks Corner office is located at 337 East Main Street in Moncks Corner; the Johns Island office is located at 530 Maybank Highway on Johns Island, and the Summerville office is located at 302 N. Main St. in Summerville, South Carolina. The Bank has received regulatory approval for an office in Goose Creek, South Carolina. This branch is expected to open in the second quarter of 2004.

The Bank offers a full array of commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a desirable volume of high quality loans.

Other services offered by the Bank include residential mortgage loan origination services, safe deposit boxes, night depository service, VISA and MasterCard charge cards, tax deposits, travelers checks, and twenty-four hour automated teller service. The ATMs are part of the Intercept network.

Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the financial statements and related notes appearing in the 2003 Annual Report of Southcoast Financial Corporation. Because the Bank was responsible for most of the Company's operations, the discussion will refer to the results of operations of the Bank. This discussion concentrates on the year ended December 31, 2003, compared to the year ended December 31, 2002 and the year ended December 31, 2002 compared to December 31, 2001. Results of operations for the year ended December 31, 2003 are not necessarily indicative of the results to be attained for any other period.

SOUTHCOAST FINANCIAL CORPORATION

Overview

The Company grew significantly in 2003. Completion of a public stock offering in November 2003 increased shareholders' equity by $18,754,284. The growth and maturity of existing branches in 2003 coupled with the Company's ongoing marketing efforts resulted in a 49% increase in average earning assets. Although the generally lower interest rate environment prevailing in 2003 reduced the Company's net interest margin slightly, total interest income for 2003 was 43% higher than 2002. Noninterest expenses also rose substantially in 2003 as a result primarily of increased salary and benefits due to additional staffing for new and existing offices as well as increases in levels of salary and benefits. All of these factors combined to help the Company achieve a 40% increase in net income for 2003.

Although management expects growth to continue in 2004, the rate of growth in both assets and income is expected to be less than that enjoyed in 2003.

Earnings Performance

The Company had net income from operations for the year ended December 31, 2003 of $1,704,243, or $1.01 per basic share, compared to net income for the year ended December 31, 2002 of $1,146,700 or $.75 per basic share. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $7,858,277 for 2003 as compared to $5,458,216 for 2002. The Company also had noninterest income (principally service charges, fees and commissions) of $1,711,339 in 2003 and $1,767,292 in 2002. The Company provided $735,000 and $479,930 to its allowance for loan losses in 2003 and 2002, respectively, and had noninterest expenses (principally salaries and benefits and occupancy and equipment expenses) of $6,171,196 in 2003 and $4,865,978 in 2002.

The Company had net income from operations for the year ended December 31, 2002 of $1,146,700, or $.75 per basic share, compared to net income for the year ended December 31, 2001 of $646,417 or $.48 per basic share. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $5,458,216 for 2002 as compared to $4,235,639 for 2001. The Company also had noninterest income (principally service charges, fees and commissions) of $1,767,292 in 2002 and $1,137,382 in 2001. The Company provided $479,930 and $321,000 to its allowance for loan losses in 2002 and 2001 respectively, and had noninterest expenses (principally salaries and benefits and occupancy and equipment expenses) of $4,865,978 in 2002 and $4,043,009 in 2001.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, interest earning deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities and the relative funding of these assets.

During the year ended December 31, 2003, net interest income was $7,858,277. For the year ended December 31, 2002, net interest income was $5,458,216. This increase was primarily attributable to an increase in volume as average interest earning assets increased to $201,731,000 in 2003 from $135,808,000 in 2002. The increase in volume was attributable to the growth of the company's commercial lending and the continued maturing of the branch network as well as the opening of new branches. The average yield on interest earning assets decreased from 6.90% to 6.18% from 2002 to 2003, while the average cost of interest bearing liabilities decreased from 3.27% to 2.61%. The net yield on average interest earning assets decreased from 4.02% in 2002 to 3.90% in 2003.

During the year ended December 31, 2002, net interest income was $5,458,216. For the year ended December 31, 2001, net interest income was $4,235,639. This increase was primarily attributable to an increase in volume as average interest earning assets increased to $135,808,000 in 2002 from $100,541,000 in 2001. The increase in volume was attributable to the continuing growth of the branch network, as well as the opening of new branches in December 2001 and March 2002. The average yield on interest earning assets decreased from 8.50% to 6.90% from 2001 to 2002, while the average cost of interest bearing liabilities decreased from 4.58% to 3.27%. The net yield on average interest earning assets decreased from 4.21% in 2001 to 4.02% in 2002.

SOUTHCOAST FINANCIAL CORPORATION

Net Interest Income - *continued*

Average Balances, Income and Expenses and Rates. The following tables set forth, for the period indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities and are then annualized.

	For the year ended December 31, 2003			For the year ended December 31, 2002			For the year ended December 31, 2001		
(Dollars in thousands)	Average Balance[1]	Income/ Expense	Yield/ Rate	Average Balance[1]	Income/ Expense	Yield/ Rate	Average Balance[1]	Income/ Expense	Yield/ Rate
Assets:									
Federal funds sold	$ 12,468	$ 130	1.04%	$ 10,581	$ 169	1.60%	$ 2,058	$ 82	4.00%
Investment securities	12,575	420	3.34	7,402	315	4.26	7,308	458	6.27
Loans [2] [3]	176,688	11,911	6.74	117,825	8,888	7.54	91,175	8,003	8.78
Total earning assets	201,731	12,461	6.18	135,808	9,372	6.90	100,541	8,543	8.50
Other assets	13,041			10,430			8,705		
Total assets	$ 214,772			$ 146,238			$ 109,246		
Liabilities:									
Total interest bearing liabilities	$ 176,507	$ 4,603	2.61%	$ 119,691	$ 3,914	3.27%	$ 88,884	$ 4,308	4.85%
Noninterest bearing demand deposits	20,462			13,960			10,169		
Other liabilities	1,467			459			541		
Total liabilities	198,436			134,110			99,594		
Shareholders' equity	16,336			12,128			9,652		
Total liabilities and shareholders' equity	$ 214,772			$ 146,238			$ 109,246		
Net interest spread [4]			3.57%			3.63%			3.65%
Net interest income and net yield on earning assets [5]		$ 7,858	3.90%		$ 5,458	4.02%		$ 4,235	4.21%
Interest free funds supporting earning assets [6]	$ 25,224			$ 16,117			$ 11,657		

----

(1) Average balances are computed on a daily basis.
(2) Does not include non-accruing loans
(3) Includes loan fees of $1,085 in 2003, $671 in 2002 and $438 in 2001.
(4) Total interest earning assets yield less total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

Net Interest Income - *continued*

Analysis of Changes in Net Interest Income. Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2003 compared to 2002		
		Due to increase (decrease) in	
(Dollars in thousands)	Volume [(1)]	Rate [(1)]	Change
Interest income:			
Federal funds sold	$ 30	$ (69)	$ (39)
Investments	221	(116)	105
Net loans	4,438	(1,415)	3,023
Total interest income	4,689	(1,600)	3,089
Interest expense:			
Deposits	1,190	(1,084)	106
Trust preferred and FHLB advances	767	(184)	583
Total interest expense	1,957	(1,268)	689
Net interest income	$ 2,732	$ (332)	$ 2,400

(1) Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

During 2004 management expects that interest rates will not radically change. Therefore, any improvements in net interest income for 2004 are expected to be largely the result of increases in the volume and changes in the mix of interest earning assets and liabilities. Management expects to continue to use aggressive marketing strategies to increase the Bank's market share for both deposits and quality loans within its service areas in the Charleston, South Carolina, metropolitan area. These strategies involve offering attractive interest rates and continuing the Bank's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, repricing rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at December 31, 2003 of $34,325,000 for a cumulative gap ratio of 14.45%. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a positive gap, such as the Bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

SOUTHCOAST FINANCIAL CORPORATION

Interest Rate Sensitivity - *continued*

The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Interest earning deposits in other banks are reflected in the deposits' maturity dates. Repurchase agreements and other borrowed funds are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Interest Earning Assets:					
Interest earning deposits in other banks	$ 1,394	$ -	$ -	$ -	$ 1,394
Federal funds sold	12,031	-	-	-	12,031
Investment Securities	7,051	-	2,004	12,993	22,048
Loans:					
Fixed rate	7,677	14,441	14,843	16,990	53,951
Variable rate	148,158	-	-	-	148,158
Total earning assets	176,311	14,441	16,847	29,983	237,582
Liabilities					
Interest-bearing liabilities:					
Interest-bearing deposits:					
Interest-bearing transaction accounts	11,351	-	-	-	11,351
Savings	33,362	-	-	-	33,362
Time deposits $100M and over	9,374	24,969	8,141	-	42,484
Other time deposits	23,083	33,188	3,100	-	59,371
Total interest-bearing deposits	77,170	58,157	11,241	-	146,568
Trust preferred and FHLB advances	21,100	-	12,000	19,000	52,100
Total interest-bearing liabilities	$ 98,270	$ 58,157	$ 23,241	$ 19,000	$198,668
Interest sensitivity gap	$ 78,041	$ (43,716)	$ (6,394)	$ 10,983	
Cumulative interest sensitivity gap	$ 78,041	$ 34,325	$ 27,931	$ 38,914	
Ratio of cumulative gap to total earning assets	32.85%	14.45%	11.76%	16.38%	

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for estimated loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses is based on management's judgment as to the amount required to maintain an allowance adequate to provide for probable losses which have been incurred in the loan portfolio as of the balance sheet date, although the exact amount of such losses and the specific loans cannot be identified yet. The Bank provided $735,000, $479,930 and $321,000 to the allowance during the years ended December 31, 2003, 2002, and 2001 respectively. The increase was attributable to the increase in loans outstanding.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposit accounts, fees on loans sold and other fee income, decreased by $55,953 for the year ended December 31, 2003. The decrease is primarily the result of no security gains in 2003 compared to $198,516 in 2002, offset by increases in fees on deposit accounts and rental income. For the year ended December 31, 2002 compared to December 31, 2001, other noninterest income increased by $629,910. The increase was primarily the result of the security gains and increased deposit and loan fees.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, net occupancy, and furniture and equipment expenses, totaled $6,171,196 for the year ended December 31, 2003 as compared to $4,865,978 for the year ended December 31, 2002. The increase in expenses was due to normal increases in salary and benefits, increases in staff and facilities needed to support the increase in assets and the opening of the new branch offices. For the year ended December 31, 2002 compared to December 31, 2001 other noninterest expenses increased $822,969 primarily as the result of expenses associated with branch expansion .

Income Taxes

During the year ended December 31, 2003, the Company recorded a tax expense of $959,177 compared to $732,900 for the year ended December 31, 2002 and $362,595 for the year ended December 31, 2001. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Investment Portfolio

As of December 31, 2003, the Company's investment portfolio comprised approximately 8.72% of its total assets. The following table summarizes the carrying value amounts of available for sale securities held by the Company at December 31, 2003 and at December 31, 2002. Available-for-sale securities are stated at estimated fair value. The Company had no securities which were held to maturity at December 31, 2003 or 2002.

Securities Portfolio Composition

	December 31, 2003			December 31, 2002			December 31, 2001		
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value
Available-for-sale									
U.S. government agencies	$ 7,685	$ (18)	$ 7,667	$ 4,885	$ 63	$ 4,948	$ 6,188	$ 105	$ 6,293
Mortgage-backed	11,133	188	11,321	-	-	-	-	-	-
Other investments	1,000	5	1,005	1,000	-	1,000	500	-	500
Total	$ 19,818	$ 175	$ 19,993	$ 5,885	$ 63	$ 5,948	$ 6,688	$ 105	$ 6,793

Investment Portfolio - *continued*

The following table presents maturities and weighted average yields of debt securities available for sale at December 31, 2003. Available-for-sale securities are stated at estimated fair value. The Bank had no held-for-investment securities at December 31, 2003.

Securities Portfolio Maturities and Yields

(Dollars in thousands)	December 31, 2003 Book Value	Yield
U.S. government agency obligations		
Due within one year	$ 4,996	0.92%
Due from one to five years	2,023	4.38
Due after ten years	666	5.13
Total	$ 7,685	**2.20%**
Mortgage-backed		
Due from five to ten years	$ 1,424	4.00%
Due after ten years	9,709	5.05
Total	$ 11,133	**4.91%**
Other investments		
Due after ten years	$ 1,000	3.96%
Total	$ 1,000	**3.96%**

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans. Nearly all of the loans are to borrowers in, or secured by real estate located in, the Bank's market area.

The amount of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

	December 31,				
(Dollars in thousands)	2003	2002	2001	2000	1999
Commercial	$ 113,621	$ 78,793	$ 45,435	$ 27,938	$ 7,925
Real estate - construction	21,671	16,826	103	874	3,704
Real estate - mortgage	62,543	35,649	46,553	42,936	30,267
Consumer	4,274	5,117	4,861	3,071	2,092
Total loans	202,109	136,385	96,952	74,819	43,988
Less allowance for loan losses	(2,377)	(1,656)	(1,215)	(941)	(835)
	$ 199,732	$ 134,729	$ 95,737	$ 73,878	$ 43,153

Loan Portfolio

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collect
ion procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. Approximately 55% of the Bank's loan portfolio at December 31, 2003 was composed of commercial loans. When taken, collateral may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets, but will usually be local real estate. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20 year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations peculiar to a borrower's business or industry. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan to cost ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised nearly 31% of the Bank's loan portfolio at December 31, 2003. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties acquired using the loan proceeds and having loan-to-value ratios that are generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

The change in the loan mix at December 31, 2003 from year-end December 31, 2002 is the direct result of management's decision to sell the majority of its mortgage loans in order to fund higher yielding commercial loans and the continuation of a strong commercial market in the Charleston area.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, at December 31, 2003, as well as the type of interest requirement on such loans.

December 31, 2003 *(Dollars in thousands)*	**One Year or Less**	**Over One Year Through Five Years**	**Over Five Years**	**Total**
Commercial, financial and industrial	$ 85,621	$ 23,465	$ 1,788	$ 110,874
Real estate - construction	9,539	2,135	3,122	14,796
Real estate - mortgage	27,102	29,356	16,134	72,592
Consumer installment	1,274	2,654	346	4,274
	$ 123,536	$ 57,610	$ 21,390	$ 202,536
Predetermined rate, maturity greater than one year		$ 14,843	$ 16,940	$ 31,783
Variable rate or maturity within one year	$ 123,536	$ 42,767	$ 4,450	$ 170,705

NonPerforming Loans, Other Problem Assets

When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2003, the Bank had $26,608 of non-accrual loans and there were no loans 90 days or more past due as to principal or interest that were not included in nonaccrual loans and no restructured loans. The gross interest income which would have been recorded under the original terms of the loans amounted to $630 in 2003. At December 31, 2002, the Bank had $101,854 of non-accrual loans and there were no loans 90 days or more past due as to principal or interest that were not included in nonaccrual loans and no restructured loans.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status nor are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. There were no loans determined by management to be potential problem loans at December 31, 2003.

Real Estate Owned

The Bank had $70,000 of real estate owned pursuant to foreclosure at December 31, 2003. At December 31, 2002 the Bank did not have any real estate owned. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of probable losses which had been incurred in the loan portfolio as of December 31, 2003.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of the Bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

Allowance for Loan Losses - *continued*

The allowance is not allocated to different segments of the portfolio. The Bank charges losses from any segment of the portfolio to the allowance without any allocation.

Summary of Loan Loss Experience

(Dollars in thousands)	Year ended December 31, 2003	2002	2001	2000	1999
Total loans outstanding at end of period	$ 202,109	$ 136,385	$ 96,952	$ 74,819	$ 43,988
Average amount of loans outstanding	$ 176,688	$ 117,825	$ 91,175	$ 59,679	$ 24,407
Balance of allowance for loan losses at beginning of year	$ 1,656	$ 1,215	$ 941	$ 835	$ 325
Loans charged off	16	39	47	14	-
Total charge-offs	16	39	47	14	-
Recoveries of loans previously charged-off	1	-	-	-	-
Net charge-offs	15	39	47	14	-
Additions to allowance charged to expense	735	480	321	120	510
Balance of allowance for loan losses at end of year	$ 2,376	$ 1,656	$ 1,215	$ 941	$ 835
Ratios					
Net charge-offs during period to average loans outstanding during period	0.01%	0.03%	0.05%	0.02%	0.00%
Net charge-offs to loans at end of period	0.01%	0.03%	0.05%	0.02%	0.00%
Allowance for loan losses to average loans	1.34%	1.41%	1.33%	1.58%	3.05%
Allowance for loan losses to loans at end of period	1.18%	1.21%	1.25%	1.26%	1.90%
Allowance for loan losses to nonperforming loans at end of period	8,932.33%	1,625.86%	149.07%	577.30%	N/A
Net charge-offs to allowance for loan losses	0.63%	2.36%	3.86%	1.49%	0.00%
Net charge-offs to provision for loan losses	2.04%	8.13%	14.64%	11.67%	0.00%

Deposits

The average amounts and the average rates paid on deposits held by the Bank for the years ended December 31, 2003 and 2002 are summarized below:

December 31,	2003		2002		2001	
(Dollars in thousands)	Amount	Average Rate Paid	Amount	Average Rate Paid	Amount	Average Rate Paid
Noninterest bearing demand	$ 20,462	0.00 %	$ 13,960	0.00 %	$ 10,169	0.00 %
Interest bearing transaction accounts	11,618	0.46	8,234	0.59	7,407	2.32
Savings	25,498	1.48	18,195	1.85	15,869	3.65
Time deposits - $100M and over	27,966	2.57	21,560	3.61	13,443	5.76
Other time deposits	72,809	2.40	48,875	3.38	30,152	5.68
Total deposits	$ 158,353	1.84%	$ 110,824	2.53%	$ 77,040	4.24%

As of December 31, 2003, the Bank had $42,483,987 in time deposits of $100,000 or more ("Jumbo Certificates"), with approximately $9,374,987 with maturities within three months, $14,286,000 with maturities over three through six months, $10,688,000 with maturities over six through twelve months, and $8,141,000 with maturities over twelve months. Wholesale and brokered time deposits (certificates held by corporations, banks, credit unions, etc., on a national level) totaled $44,244,958 as of December 31, 2003. It is a common industry practice not to consider these Jumbo Certificates, wholesale and brokered time deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Trust Preferred Securities

On May 3, 2002 and December 16, 2002, in two separate transactions, Southcoast Capital Trust I and II (the "Capital Trusts"), wholly -owned subsidiaries of the Company, issued and sold a total of 11,000 floating rate securities, with $1,000 liquidation amount per security, (the "Capital Securities") to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as trust preferred debt, generated proceeds of $11.0 million. The Capital Trusts loaned these proceeds to the Company to use for general corporate purposes. The trust preferred debt qualifies as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 10 to the consolidated financial statements for more information about the terms of the trust preferred debt.

Debt issuance costs, net of accumulated amortization, from trust preferred debt totaled $383,815 at December 31, 2003 and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from trust preferred debt totaled $28,061 and is reported in other expenses on the consolidated income statement for each of the years ended December 31, 2003 and 2002.

Short-Term Borrowings

At December 31, 2003 and 2002, the Company had outstanding borrowings due within one year of $100,000 and $9.7 million, respectively. With the exception of $3.5 million outstanding at December 31, 2002 and $100,000 outstanding at December 31, 2003, on which the interest rates were fixed at 3.60% and 5.84%, respectively, all of the short-term borrowings were at variable interest rates, which were 1.15% at December 31, 2003, and a weighted average rate of 1.30% at December 31, 2002. All of the short-term borrowings were from the Federal Home Loan Bank of Atlanta and were collateralized by lender stock and residential mortgage loans. The maximum amount of such borrowings at any month end was $10.0 million for 2003 and $9.7 million for 2002. The approximate average amount of such borrowings and average weighted interest rate was $1.2 million and 1.28% for 2003 and $3.1 million and 1.66% for 2002.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2003 and 2002.

	Year ended December 31,		
	2003	2002	2001
Return on assets	0.79%	0.78%	0.59%
Return on equity	10.43%	9.45%	6.69%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	7.61%	8.29%	8.85%

The return on assets and equity improved from 2002 to 2003 but is still below levels typically found in community banks in South Carolina. The Bank has opened five offices since June 1998. In each case, the Bank has incurred substantial preopening and start up expenses which have reduced net income. The Bank plans to open two additional branches in 2004 and may open additional branches when it appears that doing so would be advantageous to the Bank. Any such additional openings will be likely to reduce earnings, at least temporarily.

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less Jumbo Certificates , wholesale and broker time deposits) provide a relatively stable funding base, and were equal to 55.17% of total deposits at December 31, 2003. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans. At December 31, 2003, the Bank had borrowed $41.1 million from the FHLB of Atlanta and had the ability to borrow an additional $2,268,000 from the Federal Home Loan Bank based on a predetermined formula. The Bank also has $5.3 million available through lines of credit with other banks as an additional source of liquidity funding. Finally, the Company has an unused line of credit to borrow up to $6,000,000 from another unrelated bank. At December 31, 2003, the Company had outstanding commitments to make up to $32,081,182 in loans as well as standby letters of credit of $383,275. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

The equity capital of the Company increased by $20,700,959 during 2003 as the result of proceeds from the issuance of 1,358,505 shares of stock through a stock offering, an employee stock purchase plan and exercise of stock options, less the repurchase and retirement of 6,000 shares, net operating income of $1,704,243, and a net increase of unrealized gains in the investment portfolio of $71,163. Stock dividends paid of 10% in 2002 and 15% in 2003 reduced retained earnings to zero at December 31, 2003 because an amount equal to the fair market value of the stock issued in each dividend (up to the total amount of retained earnings) was transferred from retained earnings to common stock. The transfer had no effect on the financial condition of the Company or its operations. Book value per share at December 31, 2003, was $12.46 as compared to $9.61 at December 31, 2002.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging form 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital of the Company consists of common shareholders' equity minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. The holding company and banking subsidiary are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	The Bank	The Company
Tier 1 capital	$ 27,324	$ 44,298
Tier 2 capital	2,309	2,309
Total qualifying capital	$ 29,633	$ 46,607
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 200,223	$ 201,937
Risk-based capital ratios:		
Tier 1 risk-based capital ratio	14.80%	23.08%
Total risk-based capital ratio	16.10%	24.48%
Tier 1 leverage ratio	11.60%	18.35%

Off Balance Sheet Risk

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $32,081,182 for home equity lines of credit, construction loans, and commercial lines of credit.

The commitments expire over periods from six months to ten years. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity Management", the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by borrowers.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet a contractual obligation to the third party. Standby letters of credit totaled $383,275 at December 31, 2003. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the bank believes that it will have the necessary resources to meet these obligations should the need arise. See Note 16 to the consolidated financial statements for further information about financial instruments with off-balance sheet risk.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant policies of the Company are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the discussion under the "Allowance for Loan Losses" section of this document and to Note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Elliott Davis, LLC
Advisors•CPAs•Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

ElliottDavis

Phone 803.256.0002
Fax 803.254.4724

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Southcoast Financial Corporation and Subsidiary
Mt. Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and Subsidiary (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southcoast Financial Corporation and Subsidiary at December 31, 2003 and 2002 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
February 5, 2004

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks	$ 5,550,376	$ 5,489,586
Federal funds sold	12,031,000	14,583,000
Cash and cash equivalents	17,581,376	20,072,586
Investment securities		
Available for sale	19,993,359	5,948,452
Federal Home Loan Bank stock, at cost	2,055,000	1,315,000
Loans held for sale	427,000	8,682,559
Loans, net	199,732,196	134,729,227
Property and equipment, net	9,412,214	8,054,485
Other assets	3,670,957	2,366,408
Total assets	$ 252,872,102	$ 181,168,717
Liabilities and shareholders' equity		
Deposits		
Noninterest bearing	$ 19,645,320	$ 17,393,322
Interest bearing	146,567,087	115,262,096
Total deposits	166,212,407	132,655,418
Other borrowings	41,100,000	23,500,000
Trust preferred debt	11,000,000	11,000,000
Other liabilities	1,149,284	1,303,847
Total liabilities	219,461,691	168,459,265
Commitments and contingencies - Notes 11 and 16		
Shareholders' equity		
Common stock, no par value, 20,000,000 shares authorized, 2,680,501 and 1,321,996 shares issued in 2003 and 2002, respectively	33,298,027	12,329,437
Retained earnings	-	338,794
Accumulated other comprehensive income	112,384	41,221
Total shareholders' equity	33,410,411	12,709,452
Total liabilities and shareholders' equity	$ 252,872,102	$ 181,168,717

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

	For the years ended December 31,		
	2003	2002	2001
Interest income			
Loans and fees on loans	$ 11,910,923	$ 8,888,033	$ 8,002,876
Investment securities	420,743	315,742	457,881
Federal funds sold	130,011	168,835	82,334
Total interest income	12,461,677	9,372,610	8,543,091
Interest expense			
Deposits	2,911,120	2,805,306	3,210,328
Other borrowings	1,164,364	945,147	1,097,124
Trust preferred debt	527,916	163,941	-
Total interest expense	4,603,400	3,914,394	4,307,452
Net interest income	7,858,277	5,458,216	4,235,639
Provision for loan losses	735,000	479,930	321,000
Net interest income after provision for loan losses	7,123,277	4,978,286	3,914,639
Noninterest income			
Service fees on deposit accounts	893,926	640,552	419,267
Fees on loans sold	628,019	647,941	598,857
Gain on sale of investment securities	-	198,516	-
Other	189,394	280,283	119,258
Total noninterest income	1,711,339	1,767,292	1,137,382
Noninterest expenses			
Salaries and employee benefits	3,800,401	2,917,092	2,456,106
Occupancy	387,399	327,129	253,867
Furniture and equipment	652,072	502,784	394,284
Advertising and public relations	100,274	111,696	70,996
Professional fees	267,780	164,480	195,073
Travel and entertainment	203,283	150,655	186,470
Telephone, postage and supplies	262,969	280,538	237,104
Insurance	110,591	89,685	99,940
Other operating	386,427	321,919	149,169
Total noninterest expenses	6,171,196	4,865,978	4,043,009
Income before income taxes	2,663,420	1,879,600	1,009,012
Income tax expense	959,177	732,900	362,595
Net income	$ 1,704,243	$ 1,146,700	$ 646,417
Basic net income per common share(1)	$ 1.01	$ 0.75	$ 0.48
Diluted net income per common share(1)	$ 0.99	$ 0.73	$ 0.48
Weighted average number of common shares outstanding(1)			
Basic	1,687,752	1,518,489	1,333,801
Diluted	1,727,848	1,579,555	1,376,192

----

(1) Adjusted for the effects of stock dividends

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2003, 2002 and 2001

	Common Stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2000	947,872	$ 9,669,155	$ (503,796)	$ (12,793)	$ 9,152,566
Net income	-	-	646,417	-	646,417
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of income taxes of $44,368	-	-	-	79,956	79,956
Comprehensive income					726,373
Stock dividend (10%)	93,756	-	-	-	-
Stock offering (net of offering costs of $37,163)	159,677	1,719,936	-	-	1,719,936
Repurchase of stock	(11,775)	(109,103)	-	-	(109,103)
Employee stock purchase plan	7,952	59,720	-	-	59,720
Balance, December 31, 2001	1,197,482	11,339,708	142,621	67,163	11,549,492
Net income	-	-	1,146,700	-	1,146,700
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of income taxes of $59,928	-	-	-	96,542	96,542
Less reclassification adjustment for gains included in net income, net of income taxes of $76,093	-	-	-	(122,484)	(122,484)
Comprehensive income					1,120,758
Stock dividend (10%)	120,016	950,527	(950,527)	-	-
Employee stock purchase plan	4,498	39,202	-	-	39,202
Balance, December 31, 2002	1,321,996	12,329,437	338,794	41,221	12,709,452
Net income	-	-	1,704,243	-	1,704,243
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of income taxes of $59,928	-	-	-	71,163	71,163
Comprehensive income					1,775,406
Stock dividends (15%)	205,016	2,043,037	(2,043,037)	-	-
Stock offering (net of offering costs of $1,669,716)	1,104,000	18,754,284	-	-	18,754,284
Exercise of stock options	52,373	246,826	-	-	246,826
Employee stock purchase plan	3,116	36,943	-	-	36,943
Repurchase of stock	(6,000)	(112,500)	-	-	(112,500)
Balance, December 31, 2003	2,680,501	$ 33,298,027	$ -	$ 112,384	$ 33,410,411

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2003	2002	2001
Operating activities			
Net income	$ 1,704,243	$ 1,146,700	$ 646,417
Adjustments to reconcile net income to net cash used for operating activities			
Deferred income taxes	(175,663)	54,477	(27,005)
Provision for loan losses	735,000	479,930	321,000
Depreciation and amortization	492,102	533,881	427,539
Origination of loans held for sale	(48,098,007)	(47,417,411)	(49,032,706)
Proceeds from sale of loans held for sale	56,353,566	42,859,901	45,464,327
Gain on sale of investment securities	-	(198,516)	-
(Increase) decrease in other assets	(1,304,549)	(741,196)	8,185
Increase (decrease) in other liabilities	21,100	800,126	(75,448)
Net cash provided by (used for) operating activities	9,727,792	(2,482,108)	(2,267,691)
Investing activities			
Proceeds from maturities/calls of investment securities	7,154,359	-	-
Proceeds from sale of investment securities	-	11,481,876	-
Purchase of investment securities	(21,086,552)	(10,500,000)	(3,199,761)
Purchase of Federal Home Loan Bank stock	(890,000)	-	-
Sale of Federal Home Loan Bank stock	150,000	175,000	-
Increase in loans, net	(65,807,969)	(39,471,877)	(22,180,516)
Purchase of property and equipment	(1,821,383)	(1,256,326)	(1,987,154)
Net cash used for investing activities	(82,301,545)	(39,571,327)	(27,367,431)
Financing activities			
Net increase in deposits	$ 33,556,990	$ 50,799,711	$ 15,684,111
Increase (decrease) in other borrowings	21,100,000	(6,900,000)	14,700,000
Proceeds from trust preferred debt	-	11,000,000	-
Payments made on other borrowings	(3,500,000)	-	(425,000)
Purchase of common stock	(112,500)	-	(109,103)
Proceeds from sale of stock, net	18,754,284	-	1,719,936
Proceeds from exercise of stock options	246,826	-	-
Proceeds from employee stock purchase plan	36,943	39,202	59,720
Net cash provided by financing activities	70,082,543	54,938,913	31,529,664
Net increase (decrease) in cash and cash equivalents	(2,491,210)	12,885,478	1,894,542
Cash and cash equivalents, beginning of year	20,072,586	7,187,108	5,292,566
Cash and cash equivalents, end of year	$ 17,581,376	$ 20,072,586	$ 17,187,108
Cash paid for			
Interest	$ 4,733,898	$ 3,672,370	$ 4,370,814
Income taxes	$ 1,006,950	$ 363,779	$ 377,300

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). The Company's primary purpose is that of owning the Bank. The Company has no employees and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk - The Company, through its subsidiary, makes loans to individuals and businesses in and around the South Carolina counties of Charleston, Dorchester, and Berkley for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment Securities - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Statement requires investments in equity and debt securities to be classified into three categories:

Available-for-sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

Held-to-maturity: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans Held-for-Sale - Loans held for sale consist of 1 - 4 family residential mortgage loans. They are reported at the lower of cost or market value on an aggregate loan basis. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

Loans, Interest and Fee Income on Loans - Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding. Points on real estate loans are recognized as income to the extent they represent the direct cost of initiating a loan.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the estimated losses inherent in of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2003 and 2002, the Company had no impaired loans.

Property and Equipment - Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Debt Issuance Costs - Trust preferred debt issuance costs are amortized over the life of the debt using the straight-line method, which approximates the effective yield method.

Income Taxes - The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $100,274, $111,696, and $70,996 were included in the Company's results of operations for 2003, 2002 and 2001, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Net Income Per Common Share - Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share. In March and August 2003, the Company declared a ten percent and five percent dividend, respectively. In March 2002 and 2001, the Company also declared ten percent stock dividends. Per share amounts have been retroactively restated to reflect the stock dividends.

Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts reported in the balance sheets for cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair values.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair values.

Investment securities available for sale - Fair values for investment securities available for sale are based on quoted market prices.

Federal Home Loan Bank stock - The carrying amounts of Federal Home Loan Bank stock approximate their fair values.

Loans held for sale - The carrying amounts of loans held for sale approximate their fair values.

Loans - For variable rate loans that reprice frequently and for loans that mature within three months, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for deposits with no defined maturities is equal to their carrying amounts which represent the amount payable on demand. The carrying amounts for variable rate, fixed-term money market accounts approximate their fair value at the reporting date. Fair values fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Other borrowings and trust preferred debt - For other borrowings that reprice frequently, fair values are based on carrying values. Fair values for all other borrowings are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet instruments - Fair values of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Stock Based Compensation - The Company has a stock-based employee compensation plan which is further described in Note 18. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. There were no options granted in 2003, 2002 or 2001.

Recently Issued Accounting Standards - In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure," an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The disclosure-only provisions of this Statement had no impact on the financial condition of the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 resulted in the reclassification of trust preferred securities into total liabilities. There was no impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have any effect on the Company's financial position or results of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have any effect on the Company's financial position or results of operations.

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2002 and 2001 consolidated financial statements were reclassified to conform with the 2003 presentation.

NOTE 2 - STOCK OFFERING

The Company completed a stock offering during the fourth quarter of 2003 whereby 1,104,000 shares of the Company's common stock were issued. The offering price was $18.50 per share to the public and $17.21 per share to the underwriters. The gross proceeds from the offering were $20,424,000 and expenses related to the offering totaled $1,669,716. The proceeds will be used to support future loan production and asset growth, branch expansion in new and existing markets, potential acquisitions, and for other general corporate purposes.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2003 and 2002 these required reserves were met by vault cash.

NOTE 4 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2003 and 2002, federal funds sold amounted to $12,031,000 and $14,583,000, respectively.

NOTE 5 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

	December 31, 2003			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Available for sale				
Federal agencies	$ 7,685,101	$ 1,193	$ 18,869	$ 7,667,425
Mortgage backed	11,132,655	212,984	24,905	11,320,734
Other	1,000,000	5,200	-	1,005,200
Total investment securities available for sale	$ 19,817,756	$ 219,377	$ 43,774	$ 19,993,359

	December 31, 2002			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Available for sale				
Federal agencies	$ 4,885,567	$ 62,885	$ -	$ 4,948,452
Other	1,000,000	-	-	1,000,000
Total investment securities available for sale	$ 5,885,567	$ 62,885	$ -	$5,948,452

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

Available for Sale

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Federal agencies	$ 2,003,750	$ 18,869	$ -	$ -	$ 2,003,750	$ 18,869
Mortgage backed	1,399,128	24,905	-	-	1,399,128	24,905
Total	$ 3,402,878	$ 43,774	$ -	$ -	$ 3,402,878	$ 43,774

The amortized costs and fair values of investment securities available for sale at December 31, 2003, by contractual maturity, are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair value
Due within one year	$ 4,996,422	$ 4,996,422
Due after one but within five years	2,022,623	2,003,750
Due after five but within ten years	1,424,032	1,399,128
Due after ten years	10,374,679	10,588,859
Mortgage backed	1,000,000	1,005,200
Total investment securities available for sale	$ 19,817,756	$ 19,993,359

Investment securities with an aggregate amortized cost of $10,500,000, and estimated fair value of $10,644,000 at December 31, 2003, were pledged to secure public deposits and for other purposes, as required or permitted by law.

NOTE 5 - INVESTMENT SECURITIES - *continued*

Federal Home Loan Bank stock, at cost - The Bank, as a member institution of the Federal Home Loan Bank (FHLB), is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans pledged and FHLB borrowings. The stock is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.

NOTE 6 - LOANS

The composition of loans by major loan category is presented below:

	December 31, 2003	December 31, 2002
Commercial	$113,620,820	$ 78,793,240
Real estate - construction	21,671,153	16,826,295
Real estate - mortgage	62,543,227	35,648,564
Consumer	4,273,512	5,117,388
	202,108,712	136,385,487
Allowance for loan losses	(2,376,516)	(1,656,260)
	$199,732,196	**$ 134,729,227**

At December 31, 2003 and 2002, non-accrual loans totaled $26,608 and $101,854, respectively. The gross interest income which would have been recorded under the original terms of non-accrual loans amounted to $630, $4,462, and $28,224 in 2003, 2002 and 2001, respectively. As of December 31, 2003, loans totaling $43,368,083 were pledged to the FHLB as collateral for borrowings from the FHLB (see Note 9).

The following is a summary of the activity within the allowance for loan losses for the periods presented:

	December 31, 2003	December 31, 2002	December 31, 2001
Balance, beginning of year	$ 1,656,260	$ 1,215,164	$ 940,758
Provision for loan losses	735,000	479,930	321,000
Loans charged-off, net of recoveries	(14,744)	(38,834)	(46,594)
Balance, end of year	**$ 2,376,516**	**$ 1,656,260**	**$ 1,215,164**

NOTE 7 - PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

	Estimated Useful lives	December 31, 2003	December 31, 2002
Land		$ 2,836,661	$ 2,085,766
Furniture and equipment	3 - 10 years	2,574,441	2,262,699
Buildings and improvements	5 - 40 years	5,453,357	4,703,672
		10,864,459	9,052,137
Less accumulated depreciation		1,452,245	997,652
Total property and equipment		**$ 9,412,214**	**$ 8,054,485**

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $463,654, $514,380, and $408,039, respectively.

NOTE 8 - DEPOSITS

The following is a detail of deposit accounts:

	December 31, 2003	December 31, 2002
Noninterest bearing deposits	$ 19,645,320	$ 17,393,322
Interest bearing		
NOW	11,350,602	7,583,183
Money market	31,380,585	19,888,986
Savings	1,981,253	1,277,325
Time, less than $100,000	59,370,660	60,934,525
Time, $100,000 and over	42,483,987	25,578,077
Total deposits	**$ 166,212,407**	**$ 132,655,418**

Interest expense on time deposits greater than $100,000 was approximately $966,207, $779,000, and $752,000 in 2003, 2002 and 2001, respectively.

At December 31, 2003 and 2002, the Bank had approximately $44,244,985 and $29,944,985 in time deposits from customers outside their market area.

At December 31, 2003 the scheduled maturities of time deposits are as follows:

2004	$ 90,594,610
2005	10,431,374
2006	204,135
2007	624,528
	$ 101,854,647

NOTE 9 - OTHER BORROWINGS

Other borrowings include advances from the FHLB. They are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

Maturity	Rate	December 31, 2003	December 31, 2002
January 2005	Variable (1.15% at December 31, 2003)	$ 10,000,000	$ -
June 2003	Variable (1.30% at December 31, 2002)	-	6,200,000
December 2003	3.60%	-	3,500,000
March, 2004	5.84%	100,000	300,000
May 2005	7.07%	2,000,000	2,000,000
September 2008	3.01%	10,000,000	-
September 2010	5.55%	7,000,000	7,000,000
February 2011	4.31%	4,500,000	4,500,000
March 2013	2.91%	7,500,000	-
		$ 41,100,000	**$ 23,500,000**

NOTE 10 - TRUST PREFERRED DEBT

On May 3, 2002 and December 16, 2002, in two separate transactions, Southcoast Capital Trust I and II (the "Capital Trusts"), wholly-owned subsidiaries of the Company, issued and sold a total of 11,000 floating rate securities, with a $1,000 liquidation amount per security, (the "Capital Securities") to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as trust preferred debt, generated proceeds of $11.0 million. The Capital Trusts loaned these proceeds to the Company to use for general corporate purposes. The trust preferred debt qualifies as tier 1 capital under Federal Reserve Board guidelines.

Debt issuance costs, net of accumulated amortization, from trust preferred debt totaled $383,815 at December 31, 2003, and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from trust preferred debt totaled $28,061 for each of the years ended December 31, 2003 and 2002 and is reported in other noninterest expense on the consolidated statement of income.

The Capital Securities in the first transaction accrue and pay distributions annually at a rate per annum equal to the three-month LIBOR plus 375 basis points, which was 4.91 percent at December 31, 2003. This rate may not exceed 12 percent through July 2007. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of June 30, 2032.

The Capital Securities in the second transaction accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 335 basis points, which was 4.51 percent at December 31, 2003. This rate may not exceed 12 percent through December 2007. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2032.

The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

The Capital Securities mature or are mandatorily redeemable upon maturity on June 30, 2032 and December 16, 2032 or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after June 30, 2007 and December 16, 2007. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

At December 31, 2003, the Company has an operations center under construction adjacent to the main branch. The Company believes construction will be complete in the fourth quarter of 2004. Estimated additional costs to complete the operations center are approximately $1,437,000 as of December 31, 2003.

Additionally, the Company is a 25% partner in a real estate partnership, Medway Partners. This partnership has entered into an agreement with a contractor to construct an office building in the Goose Creek area. Estimated additional funds needed by the partnership to complete the office building are approximately $1,653,000 at December 31, 2003.

NOTE 12 - UNUSED LINES OF CREDIT

At December 31, 2003, the Bank had unused lines of credit to purchase federal funds totaling $11,300,000 from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. The lender has reserved the right to withdraw the line at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $41,100,000 at December 31, 2003. Additional funds of $2,300,000 were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral.

NOTE 13 - LEASES

During April 2003, the Company entered into a lease agreement for its branch location in Summerville. The lease began on May 1, 2003, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $4,000 for the entire initial lease term. Beginning with the first renewal period and each renewal period thereafter, the monthly rent will be increased by the amount of the previous calendar year's increase in the Consumer Price Index beginning on the first day of the lease renewal year, or $200, whichever is greater.

Minimal future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years in the aggregate are:

2004	$ 48,000
2005	48,000
2006	48,000
2007	48,000
2008	16,000
Total minimum future rental payments	$ 208,000

NOTE 14 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2003	2002	2001
Income taxes currently payable			
Federal	$ 980,787	$ 696,602	$ 356,000
State	84,274	51,600	33,600
	1,065,061	748,202	389,600
Deferred tax provision (benefit)	(175,663)	54,477	(27,005)
Change in valuation allowance	69,779	(69,779)	-
Provision	**$ 959,177**	**$ 732,900**	**$ 362,595**

The income tax effect of cumulative temporary differences for deferred tax assets (liabilities) at December 31, are as follows:

	December 31,	
	2003	2002
Allowance for loan losses	$ 794,204	$ 563,128
Unrealized gain on investment securities	(41,552)	(21,654)
Depreciation	(362,945)	(305,795)
Other	28,835	7,200
Net deferred tax asset before valuation allowance	418,542	242,879
Valuation allowance	-	(69,779)
Net deferred tax asset	**$ 418,542**	**$ 173,100**

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2003 and 2002.

NOTE 14 - INCOME TAXES - *continued*

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 905,563	34%	$ 639,100	34%	$ 343,100	34%
Increase (decrease) in taxes resulting from:						
state bank tax (net of federal benefit)	55,621	2	34,000	2	22,200	2
Officer's life insurance	13,974	1	14,000	1		
Other tax preference items	(15,981)	(1)	45,800	2	(2,705)	-
Tax provision (benefit)	**$ 959,177**	**36%**	**$ 732,900**	**39%**	**$ 362,595**	**36%**

NOTE 15 - RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. These transactions were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors and executive officers, including their affiliates, are as follows:

	For the years ended December 31,	
	2003	2002
Balance, beginning of year	$ 450,420	$ 568,069
New loans	-	-
Repayments	(199,432)	(117,649)
Balance, end of year	**$ 250,988**	**$ 450,420**

Deposits by directors and executive officers, including their affiliates, at December 31, 2003 and 2002 approximate $834,184 and $795,467, respectively.

A company affiliated with one of the Bank's directors leases office space from the Bank on a month-to-month basis. Total lease payments received in 2003 and 2002 were $9,160 and $28,800, respectively.

NOTE 16 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	December 31,	
	2003	2002
Commitments to extend credit	$ 32,081,182	$18,834,105
Standby letters of credit	383,275	418,032

NOTE 16 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK - *continued*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

NOTE 17 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to 50 percent of the first six percent of compensation, subject to certain adjustments and limitations. Additionally, all eligible employees receive a three percent contribution from the Company. Contributions made to the Plan in 2003, 2002 and 2001 amounted to $126,488, $95,595, and $77,377, respectively.

NOTE 18 - STOCK OPTION PLAN

During 2000, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant options at an option price per share not less than the fair market value on the date of grant. All options granted to officers and employees vest immediately and expire five years from the grant date.

A summary of the status of the plan and changes during the year is presented below (all shares have been adjusted for stock dividends):

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	108,485	$ 5.43	108,904	$ 5.43	100,914	$ 5.43
Granted	-	-	-	-	-	-
Exercised	(60,491)	4.71	-	-	-	-
Forfeited or expired	(81)	5.64	(410)	5.37	(6,625)	5.37
Outstanding at end of year	**47,913**	**6.34**	**108,485**	**5.43**	**94,289**	**5.38**
Options exercisable at year end	**47,913**	**6.34**	**109,485**	**5.43**	**94,289**	**5.38**
Shares available for grant	**36,198**		**31,270**		**26,711**	

The plan is administered by the Board of Directors or by a committee designated by the Board. The plan provides that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 19 - EMPLOYEE STOCK PURCHASE PLAN

During 2000, the Board of Directors approved a non-compensatory Employee Stock Purchase Plan for the benefit of officers and employees. Beginning July 1, 2000, officers and employees were allowed to have payroll withholdings for the purpose of buying Company stock. The purchase price is 85 percent of the closing quoted market price of the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2003 and 2002, the Company issued 3,116 and 4,498 shares of common stock, respectively, under this plan.

NOTE 20 - STOCK REPURCHASE

During 2000, the Board of Directors approved the repurchase of up to 126,500 shares of the Company's common stock at market rates. All shares repurchased throughout the year have been retired. As of December 31, 2003, the Company has repurchased 124,769 shares at an average price of $8.56 per share. The Company repurchased 6,000 shares in 2003.

NOTE 21 - NET INCOME PER COMMON SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2003	2002	2001
Basic earnings per share:			
Net income available to common shareholders	$ 1,704,243	$ 1,146,700	$ 646,417
Average common shares outstanding - basic	1,687,752	1,518,489	1,333,801
Basic earnings per share	$ 1.01	$ 0.75	$ 0.48
Diluted earnings per share:			
Net income available to common shareholders	$ 1,704,243	$ 1,146,700	$ 646,417
Average common shares outstanding - basic	1,687,752	1,518,489	1,333,801
Incremental shares from assumed conversion of stock options	40,096	61,066	42,391
Average common shares outstanding - diluted	1,727,848	1,579,555	1,376,192
Diluted earnings per share	$ 0.99	$ 0.73	$ 0.48

NOTE 22 - DIVIDENDS

The Board of Directors declared and paid a ten percent stock dividend in March 2003 and a five percent stock dividend in August 2003. The Board also declared and paid ten percent stock dividends in March 2002 and 2001. All balance sheet amounts and per share amounts have been adjusted to reflect these dividends.

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank is restricted in its ability to pay dividends to the Company under the laws and regulations of the State of South Carolina. Generally, these restrictions allow the Bank to pay dividends from current earnings without the prior written consent of the South Carolina Commissioner of Banking.

NOTE 23 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
The Company						
Total capital (to risk-weighted assets)	$ 46,607	24.48%	$ 15,357	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	44,298	23.08	7,679	4.00	N/A	N/A
Tier 1 capital (to average assets)	44,298	18.35	9,655	4.00	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 29,633	16.10%	$ 14,767	8.00%	$ 18,459	10.00%
Tier 1 capital (to risk-weighted assets)	27,324	14.80	7,384	4.00	11,076	6.00
Tier 1 capital (to average assets)	27,324	11.60	9,423	4.00	11,779	5.00
December 31, 2002						
The Company						
Total capital (to risk-weighted assets)	$ 20,257	14.98%	$ 10,821	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	18,595	13.75	5,410	4.00	N/A	N/A
Tier 1 capital (to average assets)	18,595	10.97	6,778	4.00	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 17,107	12.80%	$ 10,681	8.00%	$ 13,351	10.00%
Tier 1 capital (to risk-weighted assets)	15,451	11.60	5,341	4.00	8,011	6.00
Tier 1 capital (to average assets)	15,451	9.20	6,706	4.00	8,382	5.00

NOTE 24 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows (*amounts in thousands*):

	December 31,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair value
Financial assets:				
Cash and due from banks	$ 5,550	$ 5,550	$ 5,490	$ 5,490
Federal funds sold	12,031	12,031	14,583	14,583
Investment securities	22,048	22,048	7,263	7,263
Loans held for sale	427	427	8,683	8,683
Loans, gross	202,109	202,389	136,385	138,079
Financial liabilities:				
Deposits	166,212	166,167	132,655	133,101
Other borrowings	41,100	40,034	23,500	23,997
Trust preferred debt	11,000	11,000	11,000	11,000
	Notional Amount	Fair Value	Notional Amount	Fair value
Financial instruments with off-Balance sheet risk:				
Commitments to extend credit	$ 32,081	-	$ 18,834	-
Standby letters of credit	383	-	418	-

NOTE 25 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (*parent company only*):

CONDENSED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 5,609,212	$ 6,489,000
Investments available for sale	4,996,422	-
Investment in bank subsidiary	27,435,829	15,509,341
Loans	2,747,056	-
Property and equipment	1,996,491	1,030,185
Other assets	1,626,274	693,850
Total assets	**$ 44,411,284**	**$ 23,722,376**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 873	$ 12,924
Trust preferred debt	11,000,000	11,000,000
Shareholders' equity	33,410,411	12,709,452
Total liabilities and shareholders' equity	**$ 44,411,284**	**$ 23,722,376**

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2003	2002	2001
Income			
Dividend from subsidiary	$ -	$ -	$ 375,000
Other	461,012	255,295	156
	461,012	255,295	375,156
Expenses	724,308	274,261	157,677
Income (loss) before income taxes	(263,296)	(18,966)	217,479
Income tax benefit	94,786	5,611	56,707
Income (loss) before equity in undistributed net income (loss) of bank subsidiary	(168,510)	(13,355)	274,186
Equity in undistributed net income of bank subsidiary	1,872,753	1,160,055	372,231
Net income	**$ 1,704,243**	**$ 1,146,700**	**$ 646,417**

NOTE 25 - PARENT COMPANY FINANCIAL INFORMATION - *continued*

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2003	2002	2001
Operating activities			
Net income	$ 1,704,243	$ 1,146,700	$ 646,417
Adjustments to reconcile net income to net cash provided provided by operating activities			
Equity in undistributed net income of bank subsidiary	(1,872,753)	(1,160,055)	(372,231)
Increase in other assets	(907,424)	(599,350)	(52,244)
Increase (decrease) in other liabilities	(19,051)	1,924	10,677
Net cash provided by (used for) operating activities	(1,094,985)	(610,781)	232,619
Investing activities			
Cash contribution to bank subsidiary	(17,744,050)	(4,000,000)	-
Financing activities			
Purchase of property and equipment	(966,306)	(241,765)	(788,420)
Proceeds from trust preferred debt	-	11,000,000	-
Payments made on borrowings	-	(600,000)	(325,000)
Proceeds from sale of stock, net	18,754,284	39,202	1,779,656
Proceeds from exercise of stock options	246,826	-	-
Proceeds from employee stock purchase plan	36,943	39,202	59,720
Repurchase of common stock	(112,500)	-	(109,103)
Net cash provided by financing activities	17,959,247	10,197,437	557,133
Net change in cash	(879,788)	5,586,656	789,752
Cash, beginning of year	6,489,000	902,344	112,592
Cash, end of year	**$ 5,609,212**	**$ 6,489,000**	**$ 902,344**

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

Corporate Data

Common Stock and Dividends

The common stock of the Company is traded over-the-counter on the Nasdaq National Market under the symbol "SOCB." Prior to November 6, 2003, quotations of bid and ask information were provided electronically by the National Association of Securities Dealers, Inc.'s Over The Counter Bulletin Board under the symbol "SOCB". The reported high and low bid prices for each quarter of 2003 and 2002 are shown in the following table. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The high price in the fourth quarter of 2003 is the highest closing price on the Nasdaq National Market during the quarter.

2003	Low*	High*
Fourth Quarter	$ 19.10	$ 23.00
Third Quarter	$ 16.33	$ 21.00
Second Quarter	$ 14.10	$ 16.90
First Quarter	$ 10.60	$ 14.70
2002		
Fourth Quarter	$ 10.22	$ 10.78
Third Quarter	$ 9.70	$ 10.80
Second Quarter	$ 8.66	$ 11.00
First Quarter	$ 7.57	$ 8.27

*Amounts adjusted to reflect a 10% stock dividend paid May 30, 2003 and a 5% stock dividend paid August 15, 2003.

As of February 29, 2004, there were approximately 1,375 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has never paid any cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. At present, the Company's principal source of funds with which it could pay dividends is dividend payments from the Bank. South Carolina banking regulations require the prior written consent of the South Carolina Commissioner of Banking for the payment of cash dividends unless such dividends are paid out of the bank's current earnings.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARY

Corporate Data

Directors and Executive Officers

Listed below are the directors of the Company and their principal occupations. All of the executive officers of the Company are also directors.

William A. Coates	Vice-Chairman Southcoast Financial Corporation; Attorney with Roe, Cassidy, Coates & Price, P.A. (attorneys)
Paul D. Hollen, III	Executive Vice President, Southcoast Financial Corporation and Southcoast Community Bank
L. Wayne Pearson	Chairman and Chief Executive Officer Southcoast Financial Corporation and President and Chief Executive Officer Southcoast Community Bank
Robert M. Scott	Executive Vice President, Southcoast Financial Corporation and Southcoast Community Bank
James H. Sexton, Jr.	Dentist (private practice)
James P. Smith	Regional Manager, American General Financial Corporation (insurance sales)

Office Locations of Southcoast Community Bank

Branch	Office Location	Phone Number
Main Office	530 Johnnie Dodds Boulevard, Mt. Pleasant, SC 29465	843-884-0504
West Ashley	802 Savannah Hwy., Charleston, SC 29407	843-571-6097
Moncks Corner	337 East Main Street , Moncks Corner, SC 29461	843-899-7755
Coleman	602 Coleman Boulevard, Mt. Pleasant, SC 29464	843-216-3100
Johns Island	2753 Maybank Hwy., Johns Island, SC 29455	843-559-5029
Summerville	302 N. Main Street, Summerville, SC 29483	843-873-5330